Statement of Comprehensive Income for three months ended,

(As per IFRS)

In ₹ crore, except share data

Particulars	Mar 31,		Growth (%)	Dec 31, 2014	Growth % Q4 15 over Q3 15
	2015	2014			
Revenues	**13,411**	**12,875**	**4.2**	**13,796**	**(2.8)**
Cost of sales	8,174	8,117	0.7	8,462	(3.4)
Gross Profit	**5,237**	**4,758**	**10.1**	**5,334**	**(1.8)**
Operating Expenses:					
Selling and marketing expenses	736	640	15.0	770	(4.4)
Administrative expenses	1,052	837	25.7	875	20.2
Total Operating Expenses	**1,788**	**1,477**	**21.0**	**1,645**	**8.6**
Operating Profit	**3,449**	**3,281**	**5.1**	**3,689**	**(6.5)**
Other Income, net	881	851	3.4	840	4.6
Share in associate's profit/(loss)	(1)	-	-	-	-
Profit before income taxes	**4,329**	**4,132**	**4.7**	**4,529**	**(4.4)**
Income tax expense	1,232	1,140	8.0	1,279	(3.8)
Net Profit	**3,097**	**2,992**	**3.5**	**3,250**	**(4.7)**
Earnings per equity share*					
Basic (₹)	**27.10**	**26.18**	**3.5**	**28.44**	**(4.7)**
Diluted (₹)	**27.10**	**26.18**	**3.5**	**28.44**	**(4.7)**

*EPS has been adjusted for the quarter ending March 31, 2014 for bonus shares

Statement of Comprehensive Income for year ended,

(As per IFRS)

In ₹ crore, except share data

Particulars	Mar 31,		Growth (%)
	2015	2014	
Revenues	**53,319**	**50,133**	**6.4**
Cost of sales	32,883	32,141	2.3
Gross Profit	**20,436**	**17,992**	**13.6**
Operating Expenses:			
Selling and marketing expenses	2,941	2,625	12.0
Administrative expenses	3,663	3,326	10.1
Total Operating Expenses	**6,604**	**5,951**	**11.0**
Operating Profit	**13,832**	**12,041**	**14.9**
Other Income, net	3,427	2,669	28.3
Share in associate's profit/(loss)	(1)	-	-
Profit before income taxes	**17,258**	**14,710**	**17.3**
Income tax expense	4,929	4,062	21.3
Net Profit	**12,329**	**10,648**	**15.8**
Earnings per equity share*			
Basic (₹)	**107.88**	**93.17**	**15.8**
Diluted (₹)	**107.88**	**93.17**	**15.8**

*EPS has been adjusted for the year ending March 31, 2014 for bonus shares

Statement of Comprehensive Income for three months ended,

(As per IFRS) *In US $ million, except share data*

Particulars	Mar 31,		Growth (%)	Dec 31, 2014	Growth % Q4 15 over Q3 15
	2015	2014			
Revenues	**2,159**	**2,092**	**3.2**	**2,218**	**(2.6)**
Cost of sales	1,317	1,318	(0.1)	1,360	(3.2)
Gross Profit	**842**	**774**	**9.0**	**858**	**(1.8)**
Operating Expenses:					
Selling and marketing expenses	118	104	13.5	124	(4.8)
Administrative expenses	169	136	24.3	142	19.0
Total Operating Expenses	**287**	**240**	**20.1**	**266**	**8.5**
Operating Profit	**555**	**534**	**3.9**	**592**	**(6.4)**
Other Income, net	141	139	2.3	136	4.8
Share in associate's profit/(loss)	-	-	-	-	-
Profit before income taxes	**696**	**673**	**3.6**	**728**	**(4.3)**
Income tax expense	198	186	6.8	206	(3.6)
Net Profit	**498**	**487**	**2.3**	**522**	**(4.6)**
Earnings per equity share*					
Basic ($)	**0.44**	**0.43**	**2.3**	**0.46**	**(4.6)**
Diluted ($)	**0.44**	**0.43**	**2.3**	**0.46**	**(4.6)**

*EPS has been adjusted for the quarter ending March 31, 2014 for bonus shares

Statement of Comprehensive Income for year ended,

(As per IFRS) *In US $ million, except share data*

Particulars	Mar 31,		Growth (%)
	2015	2014	
Revenues	**8,711**	**8,249**	**5.6**
Cost of sales	5,374	5,292	1.5
Gross Profit	**3,337**	**2,957**	**12.9**
Operating Expenses:			
Selling and marketing expenses	480	431	11.4
Administrative expenses	599	547	9.5
Total Operating Expenses	**1,079**	**978**	**10.4**
Operating Profit	**2,258**	**1,979**	**14.1**
Other Income, net	560	440	27.2
Share in associate's profit/(loss)	-	-	-
Profit before income taxes	**2,818**	**2,419**	**16.5**
Income tax expense	805	668	20.5
Net Profit	**2,013**	**1,751**	**15.0**
Earnings per equity share*			
Basic ($)	**1.76**	**1.53**	**15.0**
Diluted ($)	**1.76**	**1.53**	**15.0**

*EPS has been adjusted for the year ending March 31, 2014 for bonus shares

Revenues by Geographical Segment

(In %)

	Quarter ended			Year ended	
	Mar 31, 2015	Dec 31, 2014	Mar 31, 2014	Mar 31, 2015	Mar 31, 2014
North America	62.8	61.6	59.8	61.5	60.7
Europe	23.1	24.0	25.2	24.1	24.4
India	2.5	2.5	2.6	2.4	2.6
Rest of the world	11.6	11.9	12.4	12.0	12.3
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

Revenues by Service Offering

(in %)

	Quarter ended			Year ended	
	Mar 31, 2015	Dec 31, 2014	Mar 31, 2014	Mar 31, 2015	Mar 31, 2014
Business IT Services	**62.3**	**62.8**	**62.4**	**62.7**	**61.6**
Application Development	14.3	14.9	15.5	15.3	15.8
Application Maintenance	19.7	19.5	19.4	19.2	19.3
Infrastructure Management Services	8.1	8.2	7.2	8.0	7.1
Testing Services	8.9	9.1	9.2	9.2	8.7
Product Engineering Services	3.5	3.4	3.4	3.4	3.3
Business Process Management	5.3	5.4	5.5	5.3	5.2
Others	2.5	2.3	2.2	2.3	2.2
Consulting, Package Implementation & Others	**32.7**	**32.6**	**32.5**	**32.5**	**33.2**
Products, Platforms and Solutions	**5.0**	**4.6**	**5.1**	**4.8**	**5.2**
Products	3.4	2.9	3.5	3.2	3.6
BPM Platform	1.0	1.1	1.2	1.1	1.2
Others	0.6	0.6	0.4	0.5	0.4
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

Revenues by Project Type *

(in %)

	Quarter ended			Year ended	
	Mar 31, 2015	Dec 31, 2014	Mar 31, 2014	Mar 31, 2015	Mar 31, 2014
Fixed Price	43.8	42.9	41.6	42.1	40.8
Time & Materials	56.2	57.1	58.4	57.9	59.2
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

* *Excluding products*

Revenues by Industry

(in %)

	Quarter ended			Year ended	
	Mar 31, 2015	Dec 31, 2014	Mar 31, 2014	Mar 31, 2015	Mar 31, 2014
Banking & Financial Services, Insurance	**33.6**	**33.1**	**33.5**	**33.2**	**33.6**
Banking & financial services	*27.2*	*26.8*	*27.3*	*27.0*	*27.2*
Insurance	*6.4*	*6.3*	*6.2*	*6.2*	*6.4*
Manufacturing	**23.8**	**23.4**	**23.0**	**23.4**	**22.9**
Retail & Life Sciences	**23.5**	**23.5**	**23.8**	**23.6**	**24.3**
Retail & CPG	*15.1*	*14.9*	*15.5*	*15.3*	*15.8*
Transport & Logistics	*1.6*	*1.5*	*1.7*	*1.5*	*1.7*
Life Sciences	*5.1*	*5.1*	*4.7*	*4.9*	*4.7*
Healthcare	*1.7*	*2.0*	*1.9*	*1.9*	*2.1*
Energy, Utilities, Communications & Services	**19.1**	**20.0**	**19.7**	**19.8**	**19.2**
Energy & Utilities	*4.5*	*4.9*	*5.3*	*5.0*	*5.1*
Telecom	*8.3*	*8.7*	*8.6*	*8.7*	*8.3*
Others	*6.3*	*6.4*	*5.8*	*6.1*	*5.8*
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

Client Data

	Quarter ended			Year ended	
	Mar 31, 2015	Dec 31, 2014	Mar 31, 2014	Mar 31, 2015	Mar 31, 2014
Number of Clients					
Active	950	932	890	950	890
Added during the period (gross)	52	59	50	221	238
Number of million dollar clients*					
1 Million dollar +	529	532	501	529	501
5 Million dollar +	244	240	232	244	232
10 Million dollar +	159	154	148	159	148
25 Million dollar +	83	83	78	83	78
50 Million dollar +	47	46	42	47	42
75 Million dollar +	29	29	24	29	24
100 Million dollar +	15	14	13	15	13
200 Million dollar +	4	4	3	4	3
300 Million dollar +	-	-	1	-	1
Client contribution to revenues					
Top client	3.5%	3.2%	3.6%	3.3%	3.8%
Top 5 clients	13.9%	13.3%	14.1%	13.5%	14.4%
Top 10 clients	22.7%	22.4%	23.4%	22.7%	23.8%
Repeat business	96.6%	97.4%	96.3%	97.8%	97.7%
Account receivables-LTM(in days)#	65	61	62	65	62

**LTM (Last twelve months) Revenues*

 # excluding Lodestone

Effort and Utilization - Consolidated IT Services

(in %)

	Quarter ended			Year ended	
	Mar 31, 2015	Dec 31, 2014	Mar 31, 2014	Mar 31, 2015	Mar 31, 2014
Effort					
Onsite	28.9	28.5	29.4	28.8	30.6
Offshore	71.1	71.5	70.6	71.2	69.4
Revenues					
Onsite	55.2	54.8	54.7	54.8	56.0
Offshore	44.8	45.2	45.3	45.2	44.0
Utilization					
Including trainees	72.8	75.7	72.9	74.6	72.3
Excluding trainees	78.6	82.7	76.7	80.9	76.4

Person Months Data - Consolidated IT Services

	Quarter ended			Year ended	
	Mar 31, 2015	Dec 31, 2014	Mar 31, 2014	Mar 31, 2015	Mar 31, 2014
Billed – Onsite	85,746	83,943	78,328	330,720	321,469
– Offshore	211,045	210,273	187,881	816,631	728,423
TOTAL	**296,791**	**294,216**	**266,209**	**1,147,351**	**1,049,892**
Non Billable	81,011	61,564	80,713	271,415	324,993
Trainee	29,658	32,902	18,387	119,125	77,628
Sales & Support	23,644	23,115	22,283	91,872	91,944
TOTAL	**431,104**	**411,797**	**387,592**	**1,629,763**	**1,544,457**

Consolidated IT Services

	Quarter ended						Year ended			
	Mar 31, 2015	Sequential growth %	Dec 31, 2014	Sequential growth %	Mar 31, 2014	Sequential growth %	Mar 31, 2015	Year on Year growth %	Mar 31, 2014	Year on Year growth %
Effort - (Person months)										
Onsite	85,746	2.1	83,943	3.7	78,328	(1.3)	330,720	2.9	321,469	11.0
Offshore	211,045	0.4	210,273	4.4	187,881	1.2	816,631	12.1	728,423	10.3
Total	**296,791**	**0.9**	**294,216**	**4.2**	**266,209**	**0.4**	**1,147,351**	**9.3**	**1,049,892**	**10.5**
Revenues – ($ million)										
Onsite	1,075.98	(2.3)	1,101.80	1.1	1,028.39	(1.1)	4,318.15	4.0	4,152.86	13.3
Offshore	873.36	(3.8)	907.82	0.2	850.40	0.5	3,563.68	9.1	3,265.32	9.9
Total	**1,949.34**	**(3.0)**	**2,009.62**	**0.7**	**1,878.79**	**(0.4)**	**7,881.83**	**6.3**	**7,418.18**	**11.8**

Revenue per FTE

(In US $ '000)

	Quarter ended			Year Ended	
	Mar 31, 2015	Dec 31, 2014	Mar 31, 2014	Mar 31, 2015	Mar 31, 2014
Revenue per FTE - Consolidated	52.3	52.7	51.9	52.3	51.9
Revenue per FTE - IT Services	59.7	60.1	59.1	59.7	59.1

Employee Metrics

(Nos.)

	Quarter ended			Year ended	
	Mar 31, 2015	Dec 31, 2014	Mar 31, 2014	Mar 31, 2015	Mar 31, 2014
Total employees	1,76,187	1,69,638	1,60,405	1,76,187	1,60,405
S/W professionals	1,66,046	1,59,772	1,51,059	1,66,046	1,51,059
Billable	1,54,504	1,47,125	137,391	1,54,504	1,37,391
Banking product group	5,357	5,345	6,254	5,357	6,254
Trainees	6,185	7,302	7,414	6,185	7,414
Sales & Support	10,141	9,866	9,346	10,141	9,346
Gross addition	14,471	13,154	10,997	53,386	39,985
Of which lateral addition	8,334	6,094	2,100	23,156	12,247
Attrition	7,922	8,927	8,996	37,604	36,268
Net addition	6,549	4,227	2,001	15,782	3,717
Attrition % (LTM)*	18.9%	20.4%	18.7%	18.9%	18.7%

** Excluding subsidiaries*

Infrastructure (as on Mar 31, 2015)

	Completed		Work in progress		Land acquired during the Quarter (acres)
	Built-up area (Sq. Ft.)	No. of seats	Built-up area (Sq. Ft.)	No. of seats	
Bangalore	50,72,550	34,431	78,000	-	6.3
Bhubaneswar	10,20,291	4,974	9,02,434	4,634	-
Chandigarh	11,93,052	6,520	-	-	-
Chennai	42,75,136	25,084	-	-	-
Delhi - NCR	1,28,043	988	1,50,174	1,000	-
Hyderabad	49,24,082	26,319	1,68,809	-	-
Jaipur	3,74,139	3,400	4,04,106	4,000	-
Mangalore	19,45,636	6,902	6,04,000	4,800	-
Mysore (including ILI)*	1,15,37,626	15,661	5,46,000	5,000	-
Pune	60,87,205	37,115	6,04,823	-	-
Thiruvananthapuram	20,75,232	8,128	5,76,365	4,894	-
Global Centers	1,735,459	16,971	-	-	-
Total	**4,03,68,451**	**1,86,493**	**40,34,711**	**24,328**	**6.3**

**Infosys Leadership Institute*

Rupee Dollar Rate (₹)

	Quarter ended			Year ended	
	Mar 31, 2015	Dec 31, 2014	Mar 31, 2014	Mar 31, 2015	Mar 31, 2014
Period closing rate	62.50	63.04	59.92	62.50	59.92
Period average rate	62.08	62.16	61.62	61.18	60.75

Constant Currency Reporting

Reported revenues	Q4 15	Q3 15	Q2 15	Q1 15	Q4 14
Revenues ($ mn)	2,159	2,218	2,201	2,133	2,092
Sequential growth %	(2.6)	0.8	3.1	2.0	(0.4)
YoY growth %	3.2	5.6	6.5	7.1	7.9

Constant currency – Q o Q	Q4 15	Q3 15	Q2 15	Q1 15	Q4 14
Revenues ($ mn)	2,208	2,258	2,217	2,124	2,091
Sequential growth (%)	(0.4)	2.6	3.9	1.5	(0.4)

Constant currency – Y o Y	Q4 15	Q3 15	Q2 15	Q1 15	Q4 14
Revenues ($ mn)	2,256	2,265	2,197	2,123	2,109
YoY growth (%)	7.8	7.9	6.3	6.6	8.8

Notes:

Basis of computation

1. Foreign exchange rates are as per FEDAI.
2. Average rates for major global currencies:

Average rate of USD	FY 15	Q4 15	Q3 15	Q2 15	Q1 15	FY 14
AUD	0.87	0.78	0.85	0.92	0.93	0.93
EURO	1.26	1.11	1.25	1.32	1.37	1.35
GBP	1.61	1.51	1.58	1.66	1.69	1.60

3. Proportion of revenues from major global currencies:

Revenue by currency (%)	FY 15	Q4 15	Q3 15	Q2 15	Q1 15	FY 14
AUD	7.6	6.6	7.4	8.2	8.2	7.9
EURO	10.2	9.4	10.3	10.4	10.6	10.3
GBP	5.9	5.9	5.8	5.9	5.8	5.9

Q4 2015

Geographical segment – growth

North America declined by 0.7% sequentially; and 0.4% in constant currency.

Europe declined by 6.1% sequentially; and 0.3% in constant currency.

India declined by 4.1% sequentially; and 4.0% in constant currency.

Rest of the world declined by 5.7% sequentially; and grew by 0.1 % in constant currency.

Industry segment – growth

FSI declined by 1.3% sequentially; and grew by 1.0% in constant currency.

MFG declined by 1.1% sequentially; and grew by 1.1% in constant currency.

RCL declined by 2.6% sequentially; and 1.1% in constant currency.

ECS declined by 6.7% sequentially; and 3.8% in constant currency.